Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Trustees
National Storage Affiliates Trust:

We consent to the incorporation by reference in the registration statements on Form S-3 (No. 333-223654) and Form S-8 (No. 333-208602) of National Storage Affiliates Trust of our reports dated February 26, 2021, with respect to the consolidated balance sheets of National Storage Affiliates Trust and subsidiaries as of December 31, 2020 and 2019, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2020 and the related notes and Schedule III – Real Estate and Accumulated Depreciation, and the effectiveness of internal control over financial reporting as of December 31, 2020, which reports appear in the December 31, 2020 annual report on Form 10‑K of National Storage Affiliates Trust.

/s/ KPMG LLP

Denver, Colorado
February 26, 2021